Exhibit 99.1

Perion Announces Preliminary First
Quarter 2025 Results

New York & Tel Aviv– April 16, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today preliminary financial results for the first quarter ended March 31, 2025.

Perion expects to report revenue of approximately $88 million, adjusted EBITDA of approximately $1.5 million and adjusted EBITDA to Contribution ex-TAC of approximately 4% for Q1 2025. These preliminary results reflect a strong start to the year, supported by sustained momentum across the company’s growth engines and the early positive response to the launch of our Perion One strategy.

Tal Jacobson, Perion’s CEO, commented: "Our preliminary first quarter results exceeded our expectations, reflecting continued momentum and the strength of our core growth engines. This performance reinforces our belief that our Perion One strategy is the right path forward, creating a unified, AI-driven approach that positions us for long-term, sustainable growth."

Perion will release its financial results for the first quarter ended March 31, 2025 prior to the opening of the financial markets on Tuesday, May 13, 2025.

Tal Jacobson, CEO, and Elad Tzubery, CFO, will host a conference call to discuss the results on that day at 8:30 a.m. ET.

Earning call registration link: https://perion-q1-2025-earnings-call.open-exchange.net/registration

A replay of the call and a transcript will be available within approximately 24 hours of the live event on the investors section of Perion’s website at www.perion.com/investors.

These preliminary results are based on management’s current estimates and are subject to change pending completion of the Company’s financial closing procedures.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com

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Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC and Adjusted EBITDA.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, restructuring costs, unusual legal costs, depreciation, amortization of acquired intangible assets and retention and other acquisition-related expenses.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

The following table reconciles Revenue to Contribution ex-TAC:

(In thousands) (estimated and unaudited):	Three Months Ended
March 31, 2025
Revenue	$88,000
Traffic acquisition costs and media buy	49,500
Contribution ex-TAC	$38,500

The following table reconciles GAAP Income (loss) from Operations to Adjusted EBITDA:

(In thousands) (estimated and unaudited):	Three Months Ended
March 31, 2025
GAAP Income (Loss) from Operations	$(13,000)
Stock-based compensation expenses	7,500
Retention and other acquisition related expenses	1,900
Unusual legal costs	600
Restructuring costs	1,000
Amortization of acquired intangible assets	3,000
Depreciation	500
Adjusted EBITDA	$1,500

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com